FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Cotter Robert F	2. Issuer Name and Ticker or Trading Symbol Starwood Hotels & Resorts Worlwide Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chief Operating Officer
(Last) (First) (Middle) Starwood Hotels & Resorts Worldwide, Inc. 1111 Westchester Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) White Plains, NY 10604		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Shares (balance)(1)							71,706
	2/15/02		A	20,000	A		91,706	D
							10,000	I	Family Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Purchase Shares	34.58	2/15/02		A(2)	180,000		(3)	2/15/12	Shares (1)	180,000		180,000	D
Options to Purchase Shares	24.88	12/23/02		A4(2)	180,000		(4)	12/23/10	Shares (1)	180,000		180,000	D

Phantom Shares (balance)												8,489
	1-for-1	2/28/02		A(5)	3,177		(5)		Shares (1)	3,177		11,666	D

Explanation of Responses:

(1) Each holder of shares of common stock ("Corporation Shares") of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") owns an equivalent number of Class B shares of beneficial interest ("Trust Shares") of Starwood Hotels & Resorts, a real estate investment trust and subsidiary of Starwood. Corporation Shares and Trust Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share ("Shares").
(2) Under the terms of Starwood's Long Term Incentive Plan ("LTIP"), certain eligible officers of Starwood may receive an annual grant of options to purchase Shares in amounts to be determined by Compensation and Option Committee of the Board of Directors.
(3) This option vests in four equal annual installments beginning on 2/15/03.
(4) This option vests in four equal annual installments beginning on 12/23/03.
(5) Represents a portion of reporting person's 2001 annual bonus that was credited to a deferred share account pursuant to Starwood's Annual Incentive Plan for Certain Executives and which vests in full on 2/15/05.

By: /s/ Robert F. Cotter **Signature of Reporting Person	2/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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